UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE

ACT OF 1934

(Amendment No. 1)

POWER MEDICAL INTERVENTIONS, INC.

(Name Of Subject Company (Issuer))

UNITED STATES SURGICAL CORPORATION

COVIDIEN DELAWARE CORP.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

739299105

(CUSIP Number of Common Stock)

John H. Masterson

United States Surgical Corporation

c/o Covidien

15 Hampshire Street

Mansfield, MA 02048

Telephone: (508) 261-8242

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$49,174,090	$2,750

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value was calculated by multiplying $2.08, which is the purchase price in the offer, by the number of outstanding shares of Common Stock (the “Shares”) of Power Medical Interventions, Inc. (“PMI”) on a fully diluted basis as of July 28, 2009 as represented by PMI in the Agreement and Plan of Merger dated July 28, 2009, which consists of (a) 17,187,791 Shares issued and outstanding, (b) 280,475 Shares of unvested restricted stock awards, (c) 2,749,883 Shares issuable upon the exercise of outstanding options, (d) 853,864 Shares issuable upon the exercise of outstanding warrants and (e) 2,569,376 Shares issuable upon the conversion of outstanding convertible notes.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2009 issued by the Securities and Exchange Commission. Such fee equals .00558% of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,750
Form or Registration No.:	Schedule TO
Filing Party:	United States Surgical Corporation and Covidien Delaware Corp.
Date Filed:	August 10, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on August 10, 2009 (the “Schedule TO”), by Covidien Delaware Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation (“Parent”). The Schedule TO relates to a tender offer by the Offeror to purchase all of the outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Power Medical Interventions, Inc., a Delaware corporation (the “Company”), at a purchase price of $2.08 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), less any applicable withholding taxes, and subject to the conditions set forth in the Offer to Purchase dated August 10, 2009 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). This Amendment is being filed on behalf of the Offeror and Parent.

Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is amended and supplemented by adding the following text to such Item:

“The Offer expired at 12:00 midnight (New York City time) at the end of September 4, 2009. The Depositary for the Offer has advised Parent and the Offeror that as of 12:00 midnight (New York City time) at the end of September 4, 2009, approximately 15,210,583 Shares had been validly tendered and not withdrawn from the Offer, representing a total of 87.1% of the 17,468,266 outstanding Shares as of 12:00 midnight (New York City time) at the end of September 4, 2009. Additionally, the Depositary has advised Parent and the Offeror that an additional 247,765 Shares had been tendered by notice of guaranteed delivery. The Offeror has accepted for payment all Shares validly tendered in the Offer (but not including any Shares tendered by notice of guaranteed delivery).

Pursuant to the terms of the Merger Agreement, the Offeror exercised its option (the “Top-Up Option”) to purchase directly from the Company an additional number of Shares sufficient (when combined with the Shares purchased by the Offeror in the Offer) to give the Offeror ownership of one Share more than 90% of the outstanding Shares (determined on a fully diluted basis, which, for purposes of such calculation, includes all Shares that the Company may be required to issue pursuant to options outstanding at that date and warrants or other outstanding rights, in each case, exercisable immediately prior to the expiration of the Offer and having an exercise price per Share that is equal to or less than the Offer Price plus $1.00). Pursuant to the exercise of the Top-Up Option, the Purchaser purchased an aggregate of 12,951,246 Shares.

Following the expiration of the Offer and the exercise of the Top-Up Option, Parent caused the Offeror and the Company to consummate the Merger. In accordance with the Merger Agreement, the Offeror was merged with and into the Company with the Company continuing as the Surviving Corporation and as a wholly owned subsidiary of Parent. At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held in treasury by the Company, Shares owned by Parent or the Offeror or Shares held by stockholders who properly demand appraisal rights under the DGCL) was converted into the right to receive $2.08 per Share, net to the applicable stockholder in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the Over-the-Counter Bulletin Board.

On September 8, 2009, Covidien plc, the parent company of Parent and the Offeror, issued a press release announcing the results of the Merger. The full text of this press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash, dated August 10, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Power Medical Interventions, Inc., dated July 29, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on July 29, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on August 10, 2009.*

(a)(5)(C)	Press Release issued by Covidien plc, dated September 8, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2009, by and between United States Surgical Corporation, Covidien Delaware Corp. and Power Medical Interventions, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of July 28, 2009, by and between United States Surgical Corporation, Covidien Delaware Corp. and certain shareholders of Power Medical Interventions, Inc.*

(d)(3)	Confidentiality Agreement, dated as of February 2, 2009, by and between Tyco Healthcare Group LP d/b/a Covidien and Power Medical Interventions, Inc.*

(g)	None.

(h)	None.

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United States Surgical Corporation

Dated: September 8, 2009	By:	/s/ Matthew J. Nicolella
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

Covidien Delaware Corp.

Dated: September 8, 2009	By:	/s/ Matthew J. Nicolella
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated August 10, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by Covidien plc and Power Medical Interventions, Inc., dated July 29, 2009 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Covidien plc on July 29, 2009).*

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on August 10, 2009.*

(a)(5)(C)	Press Release issued by Covidien plc, dated September 8, 2009.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 28, 2009, by and between United States Surgical Corporation, Covidien Delaware Corp. and Power Medical Interventions, Inc.*

(d)(2)	Form of Tender and Voting Agreement, dated as of July 28, 2009, by and between United States Surgical Corporation, Covidien Delaware Corp. and certain shareholders of Power Medical Interventions, Inc.*

(d)(3)	Confidentiality Agreement, dated as of February 2, 2009, by and between Tyco Healthcare Group LP d/b/a Covidien and Power Medical Interventions, Inc.*

(g)	None.

(h)	None.

*Previously filed.